UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 16, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐  No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐  No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐  No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

National Corporate Taxpayers Register (CNPJ) No. 60.643.228/0001-21

State Registration (NIRE) No. 35.300.022.807 | CVM Code No. 12793

CALL NOTICE

SPECIAL SHAREHOLDERS’ MEETING

TO BE HELD ON DECEMBER 18, 2017

FIBRIA CELULOSE S.A., a corporation with its principal place of business in the city of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Vila Olímpia, with its articles of incorporation filed with the São Paulo State Commercial Registry (“JUCESP”) under State Registration (NIRE) No. 35.300.022.807, enrolled with the National Corporate Taxpayers Register (CNPJ) under No. 60.643.228/0001-21, registered with the Brazilian Securities Commission (the “CVM”) as a category “A” publicly-held corporation under code No. 12793 (the “Company”), in accordance with article 124 of Law No. 6.404 of December 15, 1976, as amended from time to time (the “Corporation Law”), and with articles 3, 4, and 5 of CVM Instruction No. 481 of December 17, 2009, as amended from time to time (“ICVM 481/09”), hereby calls the shareholders to hold a Special Shareholders’ Meeting (the “Shareholders’ Meeting”) to be held on December 18, 2017, at 2:00 p.m., at the headquarters of the Company, on the 4th floor at the Valor room, in order to examine, discuss, and vote on the following agenda:

(i)                                     Approval of the “Protocol and Justification of Merger of Fibria-MS Celulose Sul Mato-Grossense Ltda. into Fibria Celulose S.A.” executed by the management of Fibria-MS Celulose Sul Mato-Grossense Ltda., a limited liability company enrolled with the National Corporate Taxpayers Register (CNPJ) under No. 36.785.418/0001-07, with its articles of incorporation filed with the JUCESP under State Registration (NIRE) No. 35.225.356.634, (the “Absorbed Company”), and the management of the Company on November 16, 2017, which reflects the terms of the merger of the Absorbed Company into the Company (the “Protocol”);

(ii)                                  Ratification of the appointment and engagement by the Company of PricewaterhouseCoopers Auditores Independentes as a specialized firm to prepare the book value valuation report on the shareholders’ equity of the Absorbed Company (the “Book Value Valuation Report”);

(iii)                               Approval of the Book Value Valuation Report;

(iv)                              Approval of the merger of the Absorbed Company into the Company, with the resulting dissolution of the Absorbed Company; and

(v)                                 Authorization for the managers to take all actions that may be necessary to give effect to the foregoing resolutions.

General Information:

To participate in the Shareholders’ Meeting, shareholders must, in accordance with article 126 of the Corporation Law, produce proof of their identity and powers, as applicable, as well as a certificate issued by the institution responsible for the bookkeeping of the Company’s shares and dated after December 13, 2017 and, in the case of shareholders participating in the fungible custody of registered shares, a statement containing their respective shareholdings issued by the relevant entity and dated after December 13, 2017.

In the case of investment funds, the shareholders shall be represented at the Shareholders’ Meeting by the administrator or manager of the fund, subject to the provisions of the fund bylaws regarding who holds powers to vote the shares and assets in the portfolio of the fund. In this case, the representative of the administrator or manager of the fund, in addition to the abovementioned corporate documents of the manager or administrator, must produce a simple copy of the bylaws of the fund duly registered with the relevant entity.

With respect to participation by proxy, the granting of powers to participate in the Shareholders’ Meeting must have occurred less than 1 year ago, in accordance with article 126, paragraph 1 of the Corporation Law. Additionally, in compliance with the provisions of art. 654, paragraphs 1 and 2 of the Civil Code, the proxy appointment must contain indication of the place where it was executed, the full details of the principal and of the attorney, the date and purpose of the appointment, and the specification and extent of the powers being granted, as well as the notarized signature of the principal.

It should be stressed that (1) individual shareholders of the Company may only be represented at the Shareholders’ Meeting by an attorney-in-fact who is a shareholder, manager of the Company, attorney-at-law, or financial institution, in accordance with the provisions of article 126, paragraph 1 of the Corporation Law, and (2) corporate shareholders of the Company may be represented by an attorney-in-fact appointed in accordance with its articles of organization or bylaws and with the rules set forth in the Civil Code without such person being required to be a manager of the Company, shareholder, or attorney-at-law (as per CVM Case No. RJ2014/3578, trial date: November 4, 2014).

The Company will accept, as identity document, an original General Registry Identity Card (i.e. an Identity Card (RG) or Foreigner’s Identity Card (RNE)), as well as a National

Driver’s License (CNH), passport, identity card issued by professional associations, or employee card issued by Government entities, if it contains a photo of its holder.

The representative of a corporate shareholder must produce a notarized copy of the following documents duly filed with the relevant entity (i.e. the Civil Registry of Legal Entities or the Commercial Registry, as the case may be): (1) articles of organization or bylaws and (2) the corporate act electing the manager who (a) appears at the Shareholders’ Meeting as a representative of the legal entity or (b) appoints a third-party proxy to act on behalf of such corporate shareholder.

Shareholders’ documents issued abroad must have their signatures notarized by a Registrar or Notary Public and bear an apostille or, if the country where the document was issued is not a signatory of the Hague Convention (or Apostille Convention), have been legalized by a Brazilian Consulate, and, in each case, such documents must be translated by a sworn translator enrolled with the Commercial Registry and recorded with the Registry of Deeds and Documents in accordance with applicable law.

For optimal organization of the Shareholders’ Meeting, the Company, in accordance with article 28, paragraph 4 of the Bylaws, recommends that the abovementioned documents be filed at its headquarters three (3) business days before the date of the Shareholders’ Meeting. It should be stressed that shareholders which have not previously filed such documents may still participate in the Shareholders’ Meeting if they produce such documents at the opening of the Shareholders’ Meeting, in accordance with the provisions of article 5, paragraph 2 of ICVM 481/09.

The documents relating to the matters to be discussed at the Shareholders’ Meeting are available to the shareholders for consultation at the headquarters of the Company and on the websites of the Company (http://fibria.infoinvest.com.br), of B3 S.A. — Brasil, Bolsa, Balcão (http://www.b3.com.br), and of the CVM (http://www.cvm.gov.br), in accordance with the provisions of the Corporation Law and of the applicable regulations.

São Paulo, November 17, 2017.

José Luciano Duarte Penido

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO